                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*



                                  SkyWest, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    830879102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 17, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.   |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 11 pages)

                                  SCHEDULE 13D


-----------------------------------                                    ----------------------------------------
CUSIP NO.   830879102                                                     Page 2 of 11 Pages
-----------------------------------                                    ----------------------------------------

---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Delta Air Lines, Inc.

---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [_]
                                                                                                      (b) [_]


---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


---------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC

---------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [_]

---------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
      NUMBER OF         ---------------------------------------------------------------------------------------
        SHARES          8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               3,107,798
         EACH           ---------------------------------------------------------------------------------------
      REPORTING         9     SOLE DISPOSITIVE POWER
        PERSON
         WITH                 0
                        ---------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              3,107,798
---------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,107,798
---------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [_]

---------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.2%
---------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
---------------------------------------------------------------------------------------------------------------
                                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------------                                    ----------------------------------------
CUSIP NO.   830879102                                                     Page 3 of 11 Pages
-----------------------------------                                    ----------------------------------------

---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                New Sky, Ltd.

---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                      (b) |_|


---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


---------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
---------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                |_|

---------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Bermuda
---------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
      NUMBER OF         ---------------------------------------------------------------------------------------
        SHARES          8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               3,107,798
         EACH           ---------------------------------------------------------------------------------------
      REPORTING         9     SOLE DISPOSITIVE POWER
        PERSON
         WITH                 0
                        ---------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              3,107,798
---------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,107,798
---------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            |_|


---------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.2%
---------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IC
---------------------------------------------------------------------------------------------------------------
                                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





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-----------------------------------                                    ----------------------------------------
CUSIP NO.   830879102                                                     Page 4 of 11 Pages
-----------------------------------                                    ----------------------------------------



ITEM 1        SECURITY AND ISSUER

              This Amendment No. 4 to Schedule 13D (this "Schedule 13D") relates to the common stock (the "SkyWest Common Stock") of SkyWest, Inc., a Utah corporation ("SkyWest"), and is being filed with the Securities and Exchange Commission (the "SEC") on November 22, 2000.

              The principal executive offices of SkyWest are located at 444 South River Road, St. George, Utah 84790.

ITEM 2        IDENTITY AND BACKGROUND

              This Amendment No. 4 to Schedule 13D is being filed on behalf of Delta Air Lines, Inc., a Delaware corporation ("Delta"), and New Sky, Ltd., a Bermuda corporation ("New Sky," and together with Delta, the "Reporting Parties"), to amend and restate the Schedule 13D which was originally filed with the SEC on February 5, 1987 (the "Original Schedule 13D"), and amended on January 25, 1988 (the "First Amended Schedule 13D"), March 11, 1988 (the "Second Amended Schedule 13D") and January 2, 1990. Pursuant to Rule 13d-2(e), the text (excluding exhibits) of such previous filings is restated in this Schedule 13D.

              New Sky is a wholly owned subsidiary of Delta Air Lines Holdings, Inc., a Delaware corporation ("Delta Holdings"). Delta Holdings is a wholly owned subsidiary of Delta formed to hold certain assets of Delta. The principal executive offices of Delta are located at Hartsfield Atlanta International Airport, Atlanta, Georgia 30320, and the principal executive offices of New Sky are located at Craig Appin House, 8 Wesley Street, Hamilton, Bermuda HMJX.

              Delta provides scheduled air transportation over an extensive route network. Based on calendar year 1999 data, Delta is the largest U.S. airline in terms of aircraft departures and passengers enplaned, and the third largest U.S. airline as measured by operating revenues and revenue passenger miles flown. As of September 1, 2000, Delta provided scheduled air service to 205 cities in 45 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands, and to 44 international cities in 28 countries. In addition to scheduled passenger service, Delta provides air freight, mail and related aviation services. New Sky is an insurance company licensed in Bermuda, and is engaged primarily in the business of providing insurance and reinsurance coverage for Delta and its subsidiaries.

              The name, citizenship, principal occupation and business address of each of the directors and executive officers of the Reporting Parties are set forth on Schedule A to this Schedule 13D. Neither the Reporting Parties nor, to the best of their knowledge, any of their directors or executive officers has during the last five years been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding


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-----------------------------------                                    ----------------------------------------
CUSIP NO.   830879102                                                     Page 5 of 11 Pages
-----------------------------------                                    ----------------------------------------



was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              On January 28, 1987, Delta and SkyWest entered into a Stock Option Agreement (the "Stock Option Agreement") which gave Delta the option (the "Option") to acquire from SkyWest up to that number of shares of authorized but unissued SkyWest Common Stock which, after giving effect to the issuance of such stock, would represent 20% of the votes represented by all of the then outstanding voting securities (as defined in the Stock Option Agreement) of SkyWest. The Stock Option Agreement was exercisable by Delta in whole at any time, and in part from time to time, for a period of one year from the date of the Stock Option Agreement. The price payable for each of the shares of SkyWest Common Stock subject to the Stock Option Agreement was the average closing price of the SkyWest Common Stock as reported by the National Association of Securities Dealers Automated Quotation System National Market System (the "NASDAQ") for the ten consecutive trading days ending on the day before the date on which Delta gave notice to SkyWest of the exercise of the Option.

              The Stock Option Agreement:

       - provided that, if Delta so requested, as promptly as practicable following a closing under the Stock Option Agreement in which Delta obtained 10% or more of the outstanding SkyWest Common Stock, SkyWest would take such action as was necessary to elect one designee of Delta to the board of directors of SkyWest, and thereafter, for as long as Delta owned at least 10% of the outstanding SkyWest Common Stock, SkyWest would include at least one Delta designee on its slate of nominees for election as directors and would use its reasonable best efforts to assure that such individual was elected to SkyWest's board of directors;

       - granted Delta the right, for so long as Delta owned at least 10% of the outstanding SkyWest Common Stock and the joint marketing and code sharing agreement known as the Delta Connection Agreement, or an agreement substantially similar thereto, was in effect between Delta and SkyWest, to acquire a pro rata portion of any voting securities issued by SkyWest in the future (except for certain shares of SkyWest Common Stock issuable pursuant to the exercise of certain outstanding stock options);

       - granted Delta certain "demand" and "piggyback" registration rights in the event Delta should determine to sell any shares of SkyWest Common Stock, or other voting securities of SkyWest, acquired


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-----------------------------------                                    ----------------------------------------
CUSIP NO.   830879102                                                     Page 6 of 11 Pages
-----------------------------------                                    ----------------------------------------



              pursuant to the Stock Option Agreement under circumstances requiring the registration of such sale under the Securities Act of 1933, as amended (the "Securities Act"); and

       - granted SkyWest a right of first refusal with respect to any voting securities of SkyWest that Delta might determine to sell, at any time Delta owned at least 5% of the outstanding SkyWest Common Stock, in a private sale or in certain public offerings registered under the Securities Act.

              On January 25, 1988, Delta gave SkyWest written notice of Delta's exercise of the Option in whole to purchase 1,035,933 shares of authorized but unissued SkyWest Common Stock (the "Option Shares"). The price payable for each of the Option Shares was $5.83125, for an aggregate price of $6,040,784.30. The purchase and sale of the Option Shares was subject to conditions customary in transactions of this nature. Although the transaction was not subject to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, it was subject to a 45-day waiting period imposed by the United States Department of Transportation (the "DOT"), during which period the DOT would decide whether the established exemptions from Section 408 of the Federal Aviation Act for this type of transaction would remain applicable. On January 25, 1988, Delta gave notice to the DOT of the proposed transaction. On March 10, 1988, the 45-day waiting period imposed by the United States Department of Transportation expired, and on March 11, 1988, Delta acquired the Option Shares. Based on the number of shares of SkyWest Common Stock outstanding on January 25, 1988, the Option Shares represented approximately 20% of the total number of shares of SkyWest Common Stock outstanding after giving effect to the issuance of the Option Shares.

              Delta obtained the funds necessary to exercise the Option and to purchase the Option Shares from its available general corporate funds.

              On December 27, 1989, Delta assigned and transferred the Option Shares to Delta Holdings as a capital contribution. On April 8, 1993, SkyWest declared a 3-for-2 SkyWest Common Stock dividend resulting in the acquisition by Delta Holdings of 517,966 additional shares of SkyWest Common Stock, which brought the total number of shares of SkyWest Common Stock owned by Delta Holdings at that time to 1,553,899. On May 5, 1998, SkyWest declared a 2-for-1 SkyWest Common Stock dividend resulting in the acquisition by Delta Holdings of 1,553,899 additional shares of SkyWest Common Stock, which brought the total number of shares of SkyWest Common Stock owned by Delta Holdings to 3,107,798.

              On August 9, 2000, Delta and SkyWest entered into an amendment (the "Amendment") to the Stock Option Agreement which amended certain understandings, rights and obligations of the parties under the Stock Option Agreement. The Amendment:


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-----------------------------------                                    ----------------------------------------
CUSIP NO.   830879102                                                     Page 7 of 11 Pages
-----------------------------------                                    ----------------------------------------



       - terminated SkyWest's right of first refusal with respect to the voting securities of SkyWest owned by Delta or its affiliates pursuant to the Stock Option Agreement;

       - amended Delta's demand registration rights to delete the requirement that Delta seek SkyWest's approval with respect to the selection of a managing underwriter or underwriter in the registration and sale of the Option Shares owned by Delta or its affiliates pursuant to the Stock Option Agreement, and to provide that in the event Delta elects to exercise such demand registration rights, SkyWest will cooperate and assist Delta in its marketing of the Option Shares to be sold pursuant to such demand registration rights; and

       - provided that SkyWest would remove or instruct its transfer agent to remove the restrictive legend placed on the Option Shares as required by the Stock Option Agreement.

              On November 17, 2000, Delta Holdings assigned and transferred all of the 3,107,798 shares of SkyWest Common Stock owned by it to New Sky as a capital contribution.

ITEM 4        PURPOSE OF TRANSACTION

              Delta elected to exercise the Option for the purpose of obtaining a significant equity interest in SkyWest, and to encourage the continuing participation of SkyWest Airlines, a subsidiary of SkyWest, in Delta's joint marketing program with various regional carriers known as "The Delta Connection."

              New Sky may sell a substantial portion, and possibly all, of the shares of SkyWest Common Stock currently held by it. Any such sales may occur immediately or over a period of time, and may be made in the open market or in private transactions.

ITEM 5        INTEREST IN SECURITIES OF SKYWEST

              (a) The Reporting Parties are each the beneficial owner, pursuant to Rule 13d-3(a), of 3,107,798 shares of SkyWest Common Stock. The shares of SkyWest Common Stock beneficially owned by each of the Reporting Parties represent approximately 11.2% of the 27,781,319 shares of SkyWest Common Stock which SkyWest indicated were outstanding on November 6, 2000, as set forth in SkyWest's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.


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-----------------------------------                                    ----------------------------------------
CUSIP NO.   830879102                                                     Page 8 of 11 Pages
-----------------------------------                                    ----------------------------------------



              To the best of the Reporting Parties' knowledge, no directors or executive officers of the Reporting Parties beneficially own shares of SkyWest Common Stock.

              (b) The Reporting Parties have shared voting and dispositive power over all of the shares of SkyWest Common Stock beneficially owned by each of the Reporting Parties.

              (c) Except as otherwise set forth in this Schedule 13D, neither the Reporting Parties nor, to the best of the Reporting Parties' knowledge, any of the Reporting Parties' directors or executive officers has effected any transactions in SkyWest Common Stock during the past 60 days.

              (d) No person other than the Reporting Parties has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of SkyWest Common Stock beneficially owned by the Reporting Parties.

              (e) The Reporting Parties have not ceased being the beneficial owner of more than 5% of the SkyWest Common Stock.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF SKYWEST

As described above:

- On January 28, 1987, Delta and SkyWest entered into the Stock Option Agreement, which gave Delta the option to purchase 20% of the outstanding voting securities of SkyWest at the average closing price of the SkyWest Common Stock on NASDAQ for the ten consecutive trading days ending on the day before the date on which Delta gave notice to SkyWest of the exercise of the Option and required SkyWest (upon Delta's acquisition of at least 10% of the outstanding SkyWest Common Stock) to take such action as was necessary to elect one designee of Delta to the board of directors of SkyWest;

- On January 25, 1988, Delta gave SkyWest written notice of Delta's exercise of the Option in whole to purchase 1,035,933 shares of authorized but unissued SkyWest Common Stock which, after giving effect to the issuance of the Option Shares, represented 20% of the votes represented by all the outstanding voting securities of SkyWest, at a price per share equal to $5.83125 and an aggregate price of $6,040,784.30;


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CUSIP NO.   830879102                                                     Page 9 of 11 Pages
-----------------------------------                                    ----------------------------------------



- On March 11, 1988, Delta acquired the 1,035,933 shares of authorized but unissued SkyWest Common Stock subject to the Option at $5.83125 per share (as a result of stock dividends, Delta subsequently acquired an additional 2,071,865 shares of SkyWest Common Stock);

- On August 9, 2000, Delta and SkyWest entered into the Amendment which amended certain understandings, rights and obligations of the parties under the Stock Option Agreement.

ITEM 7        MATERIALS FILED AS EXHIBITS

  Exhibit                             Description
  -------                             -----------
1            Stock Option Agreement, dated January 27, 1987, between Delta and SkyWest
             (incorporated by reference to the Original Schedule 13D).

2            Exercise Notice of Delta, dated January 25, 1988 (incorporated by reference to the First Amended Schedule 13D).

3            Press Release issued by Delta Air Lines, Inc. on January 25, 1988 announcing the exercise of the Option (incorporated by reference to the First Amended Schedule
             13D).

4            Press Release issued by Delta on March 11, 1988 announcing the acquisition of
             SkyWest Common Stock (incorporated by reference to the Second Amended Schedule
             13D).

5            Amendment to the Stock Option Agreement, dated August 9, 2000, between Delta and
             SkyWest.


-----------------------------------                                    ----------------------------------------
CUSIP NO.   830879102                                                     Page 10 of 11 Pages
-----------------------------------                                    ----------------------------------------




                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 22, 2000                       Delta Air Lines, Inc.


                                               By:  /s/ M. MICHELE BURNS
                                                    ----------------------------
                                                    M. Michele Burns
                                                    Executive Vice President and
                                                    Chief Financial Officer


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CUSIP NO.   830879102                                                     Page 11 of 11 Pages
-----------------------------------                                    ----------------------------------------




                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 22, 2000                       New Sky, Ltd.


                                               By:  /s/ CHRISTOPHER A. DUNCAN
                                                    ----------------------------
                                                    Christopher A. Duncan
                                                    President

                                   SCHEDULE A


 DELTA


                                                                                    PRESENT PRINCIPAL OCCUPATION
              NAME AND ADDRESS                CITIZENSHIP        POSITION WITH        (IF OTHER THAN POSITION
                                                                    DELTA                  WITH DELTA)
Malcolm B. Armstrong                          U.S.A.            Executive Vice
Delta Air Lines, Inc.                                           President -
Hartsfield Atlanta International Airport                        Operations
Atlanta, GA 30320

Edwin L. Artzt                                U.S.A.            Director           U.S.A., Chairman of the
Delta Air Lines, Inc.                                                              Board, Spalding Holdings
Hartsfield Atlanta International Airport                                           Corporation; Retired Chairman
Atlanta, GA 30320                                                                  of the Board and Chief
                                                                                   Executive Officer, The
                                                                                   Procter & Gamble Company,
                                                                                   Cincinnati, Ohio

James L. Broadhead                            U.S.A.            Director           U.S.A., Chairman of the Board
P.O. Box 14000                                                                     and Chief Executive Officer,
Juno Beach, Florida 33408                                                          FPL Group, Inc.; Chairman of
                                                                                   the Board and Chief Executive
                                                                                   Officer, Florida Power &
                                                                                   Light Company, Juno Beach,
                                                                                   Florida

Edward H. Budd                                U.S.A.            Director           U.S.A., Retired Chairman of
Delta Air Lines, Inc.                                                              the Board and Chief Executive
Hartsfield Atlanta International Airport                                           Officer, the Travelers
Atlanta, GA 30320                                                                  Corporation, Hartford,
                                                                                   Connecticut

M. Michele Burns                              U.S.A.            Executive Vice     U.S.A.
Delta Air Lines, Inc.                                           President and
Hartsfield Atlanta International Airport                        Chief
Atlanta, GA 30320                                               Financial
                                                                Officer

                                                                                    PRESENT PRINCIPAL OCCUPATION
              NAME AND ADDRESS                CITIZENSHIP        POSITION WITH        (IF OTHER THAN POSITION
                                                                    DELTA                  WITH DELTA)
R. Eugene Cartledge                           U.S.A.            Director           Former Chairman of the Board,
6 Skidaway Village Walk Suite 203-B                                                Savannah Foods & Industries,
Savannah, Georgia 31411-2913                                                       Inc., Savannah, Georgia;
                                                                                   Retired Chairman of the Board
                                                                                   and Chief Executive Officer,
                                                                                   Union Camp Corporation,
                                                                                   Wayne, New Jersey

Robert L. Colman                              U.S.A.            Executive Vice
Delta Air Lines, Inc.                                           President -
Hartsfield Atlanta International Airport                        Human Resources
Atlanta, GA 30320

Vicki B. Escarra                              U.S.A.            Executive Vice
Delta Air Lines, Inc.                                           President -
Hartsfield Atlanta International Airport                        Customer
Atlanta, GA 30320                                               Service

Mary Johnston Evans                           U.S.A.            Director           Director of various
Delta Air Lines, Inc.                                                              corporations
Hartsfield Atlanta International Airport
Atlanta, GA 30320


George M.C. Fisher                            U.S.A.            Director           Chairman of the Board and
Eastman Kodak                                                                      former Chief Executive
343 State Street                                                                   Officer, Eastman Kodak Company
Rochester, NY  14650-0229

David R. Goode                                U.S.A.            Director           Chairman, President and Chief
Norfolk Southern Corporation                                                       Executive Officer of Norfolk
Three Commercial Place                                                             Southern Corporation
Norfolk, Virginia 23510-2191

                                                                                    PRESENT PRINCIPAL OCCUPATION
              NAME AND ADDRESS                CITIZENSHIP        POSITION WITH        (IF OTHER THAN POSITION
                                                                    DELTA                  WITH DELTA)
Gerald Grinstein                              U.S.A.            Director           Non-Executive Chairman of the
1000 2nd Avenue, Suite 3700                                                        Board, Agilent Technologies,
Seattle, Washington 98104                                                          Inc.; a principal of Medrona
                                                                                   Investment Group, L.L.C.,
                                                                                   Seattle, Washington; retired
                                                                                   Chairman, Burlington Northern
                                                                                   Santa Fe Corporation; Retired
                                                                                   Chairman and Chief Executive
                                                                                   Officer, Burlington Northern
                                                                                   Inc., Fort Worth, Texas;
                                                                                   former Chief Executive
                                                                                   Officer, Western Air Lines,
                                                                                   Inc.

Leo F. Mullin                                 U.S.A.            Chairman and
Delta Air Lines, Inc.                                           Chief
Hartsfield Atlanta International Airport                        Executive
Atlanta, GA 30320                                               Officer

Frederick W. Reid                             U.S.A.            Executive Vice
Delta Air Lines, Inc.                                           President and
Hartsfield Atlanta International Airport                        Chief
Atlanta, GA 30320                                               Marketing
                                                                Officer

John F. Smith, Jr.                            U.S.A.            Director           Former Chairman of the Board
300 Renaissance Center                                                             of Directors and CEO, General
MC 482-C39-B10                                                                     Motors Corporation; Director,
P.O. Box 300                                                                       Hughes Electronics
Detroit, Michigan  48265                                                           Corporation; Director, The
                                                                                   Procter & Gamble Company

Andrew J. Young                               U.S.A.            Director           Chairman and Senior Partner,
303 Peachtree Street, N.E.                                                         Goodworks International,
Atlanta, Georgia 30311                                                             Inc., Atlanta, Georgia;
                                                                                   Chairman of the Southern
                                                                                   Africa Enterprise Development
                                                                                   Fund; former Mayor of
                                                                                   Atlanta, Georgia; former U.S.
                                                                                   Ambassador to the United
                                                                                   Nations; former member of the
                                                                                   U.S. House of Representatives

NEW SKY

                                                                                    PRESENT PRINCIPAL OCCUPATION
              NAME AND ADDRESS                CITIZENSHIP        POSITION WITH        (IF OTHER THAN POSITION
                                                                    DELTA                  WITH DELTA)
Diana Abramovich                              U.S.A.            Secretary          Attorney, Mello Jones & Martin
Mello Jones & Martin
Reid House
31 Church Street
Hamilton, Bermuda HM12

Philip Barnes                                 U.K.              Alternate          Managing Director, Aon
Mello Jones & Martin                                            Director           Insurance Managers (Bermuda)
Reid House                                                                         Ltd.
31 Church Street
Hamilton, Bermuda HM12

Chris Duncan                                  U.S.A.            Director and       Director - Risk
Delta Air Lines, Inc.                                           President          Management, Delta
Hartsfield Atlanta International Airport
Atlanta, GA 30320

Rick Price                                    U.S.A.            Director and       Manager - Risk
Delta Air Lines, Inc.                                           Vice President     Management, Delta
Hartsfield Atlanta International Airport
Atlanta, GA 30320

M. Page Rouse                                 U.S.A.            Director           Vice President, Aon
Craig Appin House                                                                  Insurance Managers
8 Wesley Street                                                                    (Bermuda) Ltd.
Hamilton, Bermuda HMJX

David Stowe                                   U.S.A.            Alternate          Director - Treasury, Delta
Delta Air Lines, Inc.                                           Director
Hartsfield Atlanta International Airport
Atlanta, GA 30320

Susan E. Wolf                                 U.S.A.            Assistant          Attorney, Delta
Delta Air Lines, Inc.                                           Secretary
Hartsfield Atlanta International Airport
Atlanta, GA 30320